NORTHERN ABITIBI MINING CORP.

FILE No.
82-4749


03050978

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

March 24, 2003


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 187 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated March 24, 2003</u>

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.



Barb O'Neill



NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE MARCH 24, 2003

News Release: **03-03**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted and Investor Relations Contract Expiry

Northern Abitibi Mining Corp. has granted stock options under its 2003 Stock Option Plan to one director to purchase up to 200,000 common shares for a period of five years commencing on March 24, 2003 at an exercise price of $0.10 per share.

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. A. Huston & Associates have been cancelled.



J. Devonshire, President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE MARCH 24, 2003

News Release: **03-03**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted and Investor Relations Contract Expiry

Northern Abitibi Mining Corp. has granted stock options under its 2003 Stock Option Plan to one director to purchase up to 200,000 common shares for a period of five years commencing on March 24, 2003 at an exercise price of $0.10 per share.

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. A. Huston & Associates have been cancelled.



J. Devonshire, President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE MARCH 24, 2003

News Release: **03-03**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

Options Granted and Investor Relations Contract Expiry

Northern Abitibi Mining Corp. has granted stock options under its 2003 Stock Option Plan to one director to purchase up to 200,000 common shares for a period of five years commencing on March 24, 2003 at an exercise price of $0.10 per share.

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. A. Huston & Associates have been cancelled.



J. Devonshire, President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.